

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-mail</u>
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
8th Floor, Tower 3, Xihuan Plaza
No. 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
PRC

> **Re: SouFun Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed June 1, 2012**
> **File No. 333-181407**

Dear Mr. Mo:

     We have reviewed your amended registration statement and have the following comment.

<u>Incorporation of Documents by Reference, page 29</u>

1.   Please incorporate by reference the Form 6-K filed on May 15, 2012 or tell us why this is not required. Refer to Item 8.A.5 of Form 20-F.

     If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

> Sincerely,
>
> /s/ Mark P. Shuman
>
> Mark P. Shuman
> Branch Chief - Legal

cc: <u>Via E-mail</u>
       Barry E. Taylor, Esq.
       Wilson Sonini Goodrich & Rosati